Filed by PDC Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PDC Energy, Inc.

(Commission File No.: 001-37419)

On May 22, 2023, PDC Energy, Inc. (“PDC”) sent a recorded video presentation to all employees relating to its pending merger transaction with Chevron Corporation (“Chevron”), below is a transcript of the video.

Bart Brookman:

Let me begin today with a most sincere thank you and my deepest appreciation to each and every one of you for your individual contributions to PDC. Last night, the PDC Board of Directors voted unanimously to approve an agreement to merge PDC Energy with Chevron Corporation. If you’d like to learn more about the transaction, I encourage you to read the press release[s] available on both the PDC and Chevron website.

As we have shared with you many times, PDC is always looking for strategic options to create the greatest long-term value for our company, our shareholders, and our employees. After much deliberation, we determined this combination provides the best path to enhance operational efficiencies and drive value for our shareholders.

Both PDC and Chevron prioritize people, communities, and the environment - making it a great cultural fit. This blend also allows PDC to benefit from Chevron’s extremely high-quality portfolio of assets around the world, and the diversity of their upstream, midstream, downstream, and new energy business units. PDC shareholders will also benefit from an immediate and compelling premium, as well as the opportunity to own a company with scale, diversification, and long-standing financial priorities of returning capital to shareholders through dividends and share repurchases. And last, it creates a prolific asset in the DJ basin with many years of drilling inventory.

I am exceptionally proud of all of you, this company, and our tremendous success. PDC’s track record, culture, and resiliency through the highs and lows of this industry are a testament to the strength of this incredible team. I suspect this announcement likely comes as a surprise to many of you and you are wondering “how does this impact me, personally?” While we can’t fully answer that at this point, I want to reassure you; we intend to do everything in our power to effectively communicate what you should expect as we navigate this transaction. As a first step, the Chevron leaders will be joining us for in person townhall meetings in both Evans and Denver tomorrow and Midland on Thursday, providing an opportunity for you to ask questions. I strongly encourage you to attend. And now, I’m going to turn this to Sandra to explain more about the specific impacts to you as employees.

Sandra Jacoby:

Thank you, Bart, and hello everyone. Let me start by saying that I have been through this scenario before and know the thoughts running through your heads, and most importantly, that you have many questions about this announcement. I just want to stress that while this is an exciting milestone for the company, there are many details that will be worked out as we go through the process of joining together with Chevron. Until the merger closes, we remain a separate, independent company, and it is “business as usual” at PDC. We will strive to keep you updated as plans are made, but in the meantime, it's important that we all stay focused on our day-to-day responsibilities, and especially on the safety for both you and your teams.

In a transaction of this nature, there will of course be some overlap in roles and responsibilities. What I can assure you is that everyone will be treated with respect throughout this process. To help alleviate some concerns, I want to remind you that PDC has a strong change of control plan in place. You can review that plan on our Intranet.

With this announcement, integration planning teams from both PDC and Chevron will come together to determine staffing needs going forward. Chevron has worked through numerous integration processes and their leaders recognize the importance of getting this right, including communicating all details to you as quickly and as transparently as possible. With that being said, please reach out to your manager if you have any questions.

Let me turn it back over to Bart for some closing remarks.

Bart Brookman:

Thanks, Sandra. This is without a doubt, big news – news that impacts all of us and our futures. The decision to merge with Chevron was not something our board and leadership team took lightly. It was a decision we approached with pragmatism and a sincere desire to do what is best for the company. I want to close this message on a personal note by saying the 17 years I’ve spent at PDC have been some of the most important and rewarding years of my career. An organization is only as good as the sum of its parts, and I feel honored I’ve had the opportunity to be a part of this equation. I hope you will accept my most sincere thanks. I look forward to seeing you at the town halls this week.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. After the registration statement is declared effective, PDC will mail a definitive proxy statement/prospectus to stockholders of PDC. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://www.pdce.com/investors-overview.

Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and PDC, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; the effect of the potential transaction on the parties’ stock prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the “Risk Factors” section of PDC’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on PDC’s website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in the “Risk Factors” section of Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Those disclosures are incorporated by reference in this communication. Other unpredictable or unknown factors not discussed or incorporated by reference in this communication could also have material adverse effects on forward-looking statements. Neither PDC nor Chevron assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date hereof.